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                                                                EXHIBIT 99.3

FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
STEPHEN D. ALEXANDER (SBN #141099)
DAVID R. BOYKO (SBN #178116)
725 South Figueroa Street, Suite 3890
Los Angeles, CA 90017
(213) 689-5800

Attorneys for Plaintiffs
HEALTH SYSTEMS INTERNATIONAL, INC.

                   SUPERIOR COURT FOR THE STATE OF CALIFORNIA

                          FOR THE COUNTY OF LOS ANGELES

  HEALTH SYSTEMS                        )     Case No. BC160414
  INTERNATIONAL, INC., a                )
  Delaware corporation                  )    COMPLAINT FOR VIOLATION OF
                                        )    SECTIONS 11,12(2), and 15 OF
                     Plaintiff,         )    SECURITIES ACT OF 1933,
                                        )    CALIFORNIA CORPORATIONS
                                        )    CODE SECTIONS 25401
         v.                             )    and 25402, FRAUD, INTENTIONAL AND
                                        )    NEGLIGENT MISREPRESENTATION,
  MEDAPHIS CORPORATION., a              )    AND INTENTIONAL INTERFERENCE
  Delaware corporation; RANDOLPH G.     )    WITH PROSPECTIVE ECONOMIC
  BROWN, an individual; and DOES 1-     )    ADVANTAGE
  50, inclusive,                        )
                                        )
                     Defendants,        )
----------------------------------------



     Plaintiff HEALTH SYSTEMS INTERNATIONAL, INC. (hereinafter "HSI") for its complaint against MEDAPHIS CORPORATION (hereinafter "Medaphis"), RANDOLPH G. BROWN (hereinafter "Mr. Brown"), and DOES 1-50 inclusive, alleges as follows:


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                             SUMMARY OF ALLEGATIONS

      1. The claims and allegations herein arise from the acquisition of Health Data Sciences Corporation ("HDS") by Medaphis. Medaphis accomplished this transaction by offering 0.7912 shares of its own common stock in exchange for each share of common and preferred stock of HDS. The primary purpose of this acquisition was purportedly to enhance Medaphis position in the market for advanced healthcare information systems through HDS' integrated information management system, ULTICARE(R), and to provide Medaphis with additional opportunities to cross-sell its systems and services to the HDS customer base.

      2. Plaintiff HSI is informed and believes, and on the basis of such information and belief alleges, that the CEO of Medaphis, Mr. Randolph Brown, and his aligned insiders instead planned and accomplished the acquisition of HDS before the close of the second quarter of Medaphis' 1996 fiscal year to artificially inflate Medaphis' own sagging earnings and thereby sustain the inflated market value of its own stock. By utilizing the pooling of interests accounting method for the transaction, Medaphis was able to increase its reported earnings for the second quarter of its 1996 fiscal year, meet the composite estimate of market analysts who follow Medaphis stock, and thereby maintain an artificially high market price for its stock.

      3. In furtherance of this scheme, Mr. Brown and his Medaphis allies required the acquisition to be consummated before reporting their third quarter results and admitting undisclosed, adverse financial results. To induce HSI, a major shareholder of HDS, to accept Medaphis' share exchange offer, Medaphis and Mr. Brown made false and misleading statements that Medaphis' core businesses were not experiencing any problems, that research


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development costs, rather than sagging revenue from operations, would temporarily drag down earnings, and deliberately failed to disclose that Medaphis would shortly reveal a write-off of up to $40,000,000 in reorganization costs and would lower its earnings estimate for the following year, which would more than halve the value the of shares to be received by HDS shareholders. These false and misleading statements were contained in oral communications with HSI, as well as in the prospectus provided by Medaphis to all HDS shareholders in connection with the share exchange offer. Further, despite knowing of HSI's discussions and intent to form a strategic alliance of its own with HDS, these defendants wrongfully interfered with that prospective business relationship by proposing to acquire HDS using Medaphis stock whose market price was artificially inflated by these false and misleading statements which disguised Medaphis' poor business performance and sagging fortunes. When Medaphis revealed this information, a scant two months after HDS shareholders had voted to accept Medaphis' shares in exchange for their HDS holdings, Medaphis stock plummeted from a closing price of $39.74 on the last trading day before HDS' shareholders voted on the acquisition, to a closing price of $14.25 on August 15, 1996 after revealing its true financial condition, and to a low of $11.375 on September 12, 1996 after the information was fully disseminated to, and taken into account by, the market. On October 21, Medaphis revealed its actual financial results for the third quarter of 1996 and announced a loss of $36.4 million. Its stock price immediately plunged another 38%, reaching a low of $8.37 after the information had been fully disseminated to the market.

      4. The reality of Medaphis, concealed by artful accounting practices, restatements, write-offs, and other churning created by its acquisition of the prior and future earnings of new businesses, has been one of stagnation in its shrinking core businesses and failure to meet the




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substantial technological challenges of its new businesses. The aftermath of
Medaphis' acquisition of HDS apparently resulted from the failed efforts of the defendants herein to maintain a facade of earnings growth momentum. As Medaphis has revealed its reality, layer by layer, the market prices for its shares have plummeted to reflect those revelations. It is now clear that HSI and other shareholders of HDS were systematically deceived by the defendants.

      5. The actions of Medaphis, Mr. Brown, and other Medaphis insiders and agents were accomplished by the use of fraud and false and misleading statements to induce HDS shareholders to accept Medaphis' share exchange offer. HDS shareholders accepted Medaphis' offer of stock only to find themselves defrauded of over half the value received in violation of the Securities Act of 1933, the California Corporations Code, and common law principles of fraud.

                                     PARTIES

      6. HSI is, and at all relevant times hereinafter mentioned was, a corporation duly organized and existing under the laws of the State of Delaware, with a principal place of business in Woodland Hills, California. HSI provides managed health care services in California and other states through its principal operating subsidiaries, including Health Net, the second largest provider of health maintenance organization ("HMO") services in California. HSI owned stock representing approximately sixteen percent of HDS.

      7. Medaphis is, and at all relevant times hereinafter mentioned was, a corporation duly organized and existing under the laws of the State of Delaware, with its principal place of business in Atlanta, Georgia. Medaphis provides business management services and systems to the healthcare industry, including scheduling, information systems, subrogation and related recovery services, systems integration, and integrated healthcare delivery systems. Medaphis is qualified



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and does business in California. Medaphis stock is publicly traded on the Nasdaq
Stock Market under the symbol "MEDA."

      8. HDS was, until the effective date of its acquisition by Medaphis, a corporation organized and existing under the laws of the State of Delaware with its principal place of business in San Bernardino, California. HDS is a developer and supplier of healthcare information systems for integrated patient care by integrated healthcare enterprises, HMOs, municipal healthcare systems; and elder care organizations. HDS stock was not publicly traded prior to the acquisition by Medaphis. HSI owned 1,234,544 shares (or 77%) of HDS Series F preferred stock, representing over sixteen percent of the total outstanding equity of HDS.

      9. Mr. Brown is an individual who resides in the State of Georgia. During all times stated herein, Mr. Brown served as Chairman, Chief Executive Officer, and President of Medaphis. Mr. Brown resigned as Chairman and Chief Executive Officer of Medaphis on October 3l, 1996.

     10. The true names and capacities of the defendants named herein as DOES 1 through 50, inclusive, are unknown to HSI and, therefore, HSI sues them by such fictitious names. Once HSI has ascertained the true names and capacities of said defendants, HSI will amend this complaint accordingly.

     11. HSI is informed and believes and based thereon alleges that the defendants designated herein by the fictitious names DOES 1 through 50, inclusive, are, and at all relevant times hereinafter mentioned were, insiders of Medaphis, including without limitation, officers, directors, employees, agents, servants, and representatives, subsidiaries, affiliates, or co-conspirators of Medaphis, and in that capacity are liable to HSI for the claims alleged herein.


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                             JURISDICTION AND VENUE

      12. This court has jurisdiction over this matter, and venue is proper pursuant to 17 U.S.C. 77v, Cal. Code Civ. Proc. Section Section 395,395.5 and Los Angeles County Superior Court Rule 2.0 in that: Medaphis does business in California, including Los Angeles County; Medaphis, as well as DOES 1 through 50 engaged in substantial, systematic, and continuous activities in California in order to effectuate the acquisition of HDS; and HSI's principal place of business in Woodland Hills is in the County of Los Angeles. The amount in controversy among the parties exceeds the jurisdictional minimum of this Court.

                               GENERAL ALLEGATIONS

A. Medaphis and HDS

      13. Medaphis provides business management services and systems to the healthcare industry, as well as subrogation and recovery services (which assist in recovery of benefits) to healthcare payors. In addition, Medaphis also provides information management systems and systems integration services to various entities in the healthcare industry.

      14. HDS develops and supplies healthcare information systems to a wide range of entities in the healthcare industry, primarily through its integrated information system known as ULTICARE(R). HDS also has extensive experience in most areas of patient care automation. HDS is one of the top ten vendors of patient care systems in the United States, an industry which is forecast to become a $20 billion dollar industry by the year 2000.

      15. HSI was not only an investor in HDS, but also a key business partner. In 1995, HSI entered into a $4 million dollar, non-exclusive, seven year license for use of HDS' ULTICARE(R) products covering an unlimited numbers of non-hospital patients and available to


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all HSI affiliates. HSI and HDS also agreed to jointly develop a call center as part of an overall patient care system. HSI is to provide clinical and technical assistance to HDS in developing this center and to contribute $1 million dollars to its development as well. Both companies would share equally in any earnings generated from sales to third parties. HSI also pays substantial amounts to HDS for on-going consulting and system support services. For additional consideration, the term of this license was later modified and extended to twenty years.

      16. HSI considers the ULTICARE(R) system to be a superior product line and essential to its own efforts to develop and implement its "Fourth Generation Medical Management" initiative. That initiative requires an advanced information management system which can simultaneously house clinical data from all providers within a large geographic region, serve as the primary contact system between health plan members and the healthcare system, provide clinical practice management tools to improve the quality of care and reduce costs for physicians, and automate clinical protocols to optimize patient workup and treatment. Successful implementation of this initiative, and therefore continued viability of the ULTICARE(R) system is critical to HSI's ability to manage costs and to compete and prosper in the competitive health care services industry. B.

B.    Medaphis' Acquisition of HDS

      17. In early May, 1996, Medaphis management initiated discussions with HDS regarding a potential acquisition of the company. Medaphis proposed to structure the transaction as a share exchange, in which it offered Medaphis common stock in exchange for the common and preferred stock of HDS shareholders. Medaphis further proposed that the transaction be structured so that it would receive pooling of interests accounting treatment.



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      18. The HDS Board of Directors met in San Bernardino, California to
consider Medaphis' proposal. Based on the information before the Board, and in particular Medaphis' representations concerning its business and prospects, the Directors voted in favor of the acquisition and to recommend that HDS' shareholders also vote in favor of the transaction. On June 29, 1996, in Riverside, California, HDS held a special meeting of its stockholders to consider the proposed transaction. The HDS stockholders, including HSI, voted to accept Medaphis' offer of a share exchange.

      19. HSI relied on the statements and representations Medaphis included in a prospectus relating to its share exchange offer and to the issuance of new shares of Medaphis common stock to be exchanged for HDS common and preferred stock. That prospectus, dated May 31,1996, included and/or incorporated the following material statements and representations:

            (a) In 1994, Medaphis purchased Imonics Corporation, a leader in business process re-engineering and systems integration services, to help transition Medaphis from simply the "leading provider of transaction processing services for doctors and hospitals... [to, by the end of 1996,] an equally important healthcare information systems company and as one of the leading advanced client/server systems integrators in the world." (from the Medaphis 1995 Annual Report, incorporated by reference);

            (b) Imonics' expertise in technology systems was explained as a critical element of Medaphis' technology improvement and future business prospects because it had been" a leader in business process re-engineering and systems integration. For years, Imonics has been providing hardware and software solutions to business operations which process large volume of paper. Now, Imonics is applying these same efficiencies within Medaphis


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      through systems integration and work flow engineering services."
      (from the Medaphis 1995 Annual Report, incorporated by reference);

            (c) In February 1996, a wholly owned German subsidiary of Imonics entered into a joint venture with a subsidiary of Bertelsmann AG, and shortly thereafter booked $12.5 million dollars in revenue to account for a multi-year contract with a German telecommunications firm for systems integration and work flow engineering systems and services (from the Medaphis 10-Q Report dated March 31, 1996, incorporated by reference);

            (d) Medaphis had approved in early 1995 a restructuring plan to consolidate the data processing functions of its core business, Medaphis Physician Services Corp., by 1997 and had recorded a $15 million reserve for costs associated with that plan;

            (e) Medaphis' only expected accounting charges in the near-term were approximately $7,500,000 in the second quarter of 1996 for expenses associated with share exchange acquisitions consummated during that period and $4,800,000 for expenses relating to the HDS acquisition when consummated;

            (f) An important component of Medaphis' business strategy was growth through acquisitions and that it had successfully integrated several recent acquisitions ("Increasingly, Medaphis is looking to companies that can expand Medaphis' technology business and help contribute to the technological advantages Medaphis is now able to offer in healthcare and other industries. Since 1988, Medaphis has acquired nearly 40 businesses providing business management systems and services to physicians and hospitals for total consideration of approximately $900 million." (from the Medaphis 1995


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      Annual Report, incorporated by reference));

            (g) Medaphis has been successful in its strategy of offsetting margin pressure in its core business operations with growth in its technology operations; and

            (h) Medaphis touted itself as possessing the exemplary management skills necessary to establish, maintain, and expand its leadership in the healthcare industry ("I believe we have the right people in the right slots, where their talents, skills, interests and creativity were most needed, in assignments that should prove extraordinarily fulfilling for them and rewarding for our stockholders." "In 1995, Medaphis futher strengthened its market leading position in providing business management services to physicians..." "As the healthcare industry's leading provider of business management systems and services, Medaphis is able to help its clients more efficiently and effectively manage their business offices," (from the Medaphis 1995 Annual Report, incorporated by reference)).

      20. In addition, HSI relied on the representations and warranties that Medaphis made in its Merger Agreement with HDS, dated May 23, 1996. The Agreement was incorporated, as Annex A, into the Medaphis prospectus relating to its share exchange offer and to the issuance of new shares of Medaphis common stock to be exchanged for HDS common and preferred stock. The Agreement included the following material statements and representations:

           (a) Since December 3l, 1995, there was not a change in the results of operations, liabilities, financial condition, or business of Medaphis that, as a whole, would have a material adverse effect on the company;

           (b) Since that same date, there were not any developments, events, or conditions which had, or were likely to have, a material adverse effect on Medaphis;

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           (C) since that same date, there were neither write downs nor material liability or obligation or contingency or reserve increases suffered other than in the ordinary course of business; and

           (d) Medaphis made no untrue statement of material fact or omitted to state a material fact which would be necessary to make its statements not misleading.

      21. Mr. Brown and DOES 1 through 25, because of their positions of control and authority as officers and/or directors of Medaphis were able to, and did, control the contents of several quarterly and annual financial reports, SEC filings, presentations to security analysts following Medaphis, and the representations made to HSI. Each had the ability to review and correct or prevent the issuance of the SEC filings alleged herein to be false or misleading. Because of their membership on the Board of Directors and/or executive or managerial positions with Medaphis, each of the referenced defendants had access to the adverse, non-public information about Medaphis' business, finances, products, markets, and present and future business prospects via their access to internal corporate documents, conversations with corporate employees and officers, attendance at Medaphis' management and Board of Directors meetings and committees thereof, as well as via reports and other information provided to them in connection with this conduct. As a result, each of these defendants was responsible for the accuracy of the public reports and representations detailed herein.

      22. In addition to defendants' direct responsibility for the contents of those representations, defendants also provided similarly deceptive and unreasonable statements of Medaphis' business and financial condition to the security analysts following Medaphis so that the resulting optimistic reports on the Medaphis would maintain and/or boost the market price of its


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stock. Those reports, some of which were reviewed by HSI prior to the acquisition included the following statements:

           (a) "Over the next several quarters, we expect the re-engineering program in its core Medaphis Physician Services Corporation to begin to have an impact while the growth in its technology businesses continues [sic] to accelerate." (May 16, 1996 report by Donaldson, Lufkin & Jenrette Securities Corporation);

           (b) "Near-term, we have confidence in our quarterly estimates as well as our $1.05 - $1.10 estimate for the full year." (May 16, 1996 report by Donaldson, Lufkin & Jenrette Securities Corporation);

           (C) "Based on our conversation with management yesterday, our comfort level on near-term earnings prospects have increased. While management did not endorse a specific estimate, it appears as though there have been some fundamental positive changes... While there remains consolidation challenges, we believe that these are the early signs that the 'large software development project is beginning to pay off..." (June 4, 1996 report by Donaldson, Lufkin & Jenrette Securities Corporation);

           (d) "MEDAPHIS HAS ONE OF THE BEST MANAGEMENT TEAMS in the health-care information sector, in our opinion ... IN EARLY MAY 1996, MEDAPHIS CLOSED ON THE ACQUISITION OF BSG... We believe that BSG would have gone public and accepted public funds rather than Medaphis stock if its due diligence turned up any meaningful concerns about Medaphis' future." (June 4, 1996 report by Dean Witter Reynolds Inc.); and

           (e) "First, a 'research report' from the Center for Financial Research and



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      Analysis has been circulating questioning Medaphis' accounting practices, fundamentals and acquisition strategy. We disagree with virtually all of the points made... It appears as though BSG, Rapid Systems and Imonics, are all on or above budget while its core business continues to work through the reengineering process... [Medaphis] is likely to grow [earnings per share] in 1997 by about 30 - 40%." (June 27, 1996 report by Donaldson, Lufkin & Jenrette Securities Corp.)

C.   Medaphis' Oral Representations to HSI

      23. In May 1996, Mr. Brown, in his capacity as President and CEO of Medaphis, met with several officers of HSI, among them Dr. Malik Hasan (HSI's Chairman, President and Chief Executive Officer), to persuade them to accept Medaphis' offer of its shares in exchange for their HDS holdings. During that meeting, Mr. Brown made certain representations to HSI, including those set forth below. HSI is informed and believes, and on that basis alleges, that these representations were false or misleading when made and that Mr. Brown was aware of their false or misleading nature. Such representations included:

           (a) Medaphis was a very successful company which had shown substantial growth in earnings, that it would continue to grow, and that it was planning to grow very substantially in the near future as the result of its on-going program of acquisitions;

           (b) it had recently acquired, and successfully integrated the operations of, several key healthcare technology companies, including Imonics, a leader in the systems engineering field which would be critical to Medaphis' future plans;

           (C) the financial markets had respected, and prices for Medaphis stock had relected, that demonstrated growth capability, as well as confidence in the Medaphis management

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     team;

           (d) by combining with HDS, Medaphis' earnings would continue to grow and stock price would continue to rise; and

           (e) as a shareholder in Medaphis, HSI would benefit from this continued growth.

      24. In response to Dr. Hasan's questions regarding Medaphis' haste to close the transaction, Mr. Brown stated that Medaphis had to close the HDS transaction before the end of the second quarter because the company had experienced some cost overruns on a development project which would adversely affect earnings in that quarter, and he wanted to use HDS' earnings (which had not yet been declared) as an offset. Further, Mr. Brown assured HSI that revenue and earnings from operations were on-track, and that Medaphis' core business, Medaphis Physicians' Service Co., was operating on a sound basis and in a satisfactory manner, with the exception of the development cost overruns associated with a new imaging system for its fully automated, paperless payment program. Mr. Brown assured HSI that the development problems had been solved, that the program was "on-track," and that Medaphis' earnings in the second quarter would be affected by the cost overrun which he wanted to offset with HDS' earnings and therefore the transaction had to be closed prior to the end of that quarter.

      25. During these same meetings, Mr. Brown, and the proxy and prospectus provided to HSI by Medaphis, failed to disclose the following material facts which Mr. Brown and Medaphis had an obligation to disclose in order to make their representations about Medaphis not false or misleading:

          (a) Medaphis was experiencing major problems with the systems integration


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      contract in Europe for which it had just booked $12.5 million dollars in revenue and would have to restructure the operation;

           (b) Medaphis' core business, Medaphis Physician's Service Corp., was no longer profitable, and the restructuring of that business would require far more time than the company had publicly disclosed and additional writeoffs considerably in excess of the $25 million already disclosed as a reserve;

           (C) Imonics, previously exclaimed as the shining star of the new, technology-oriented Medaphis, was racked by poor and inexperienced management and inability to control costs, and it would have to undergo a major management restructuring accompanied by material writeoffs;

           (d) Medaphis' overall conversion to a more "high tech" company, the hope for the future which Medaphis' management held out to investors, was proceeding neither as smoothly nor as successfully as the company had advertised, and the difficulties of integrating the various recent acquisitions would seriously cripple any near-term success of this purported "strategy;"

           (e) Medaphis' management was forecasting a horrific third-quarter of thirty to forty million dollars, or twenty-eight to thirty-three cents loss per share (in sharp contrast to financial analysts' consensus estimate of twenty-seven cents per share) due to these reorganization and restructuring charges; and

            (f) Medaphis' core businesses were doing poorly and the company was able to maintain the illusion of profitability and its then-current stock price by acquiring other, profitable companies whose earnings would boost its own.



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      26. In reasonable reliance on Defendants' oral statements and the written representations contained in Medaphis' proxy/prospectus, HSI voted to accept Medaphis' offer to exchange its preferred shares of HDS for shares of Medaphis. Pursuant to that exchange offer, HSI exchanged 1,234,544 shares of Series F Preferred Stock of HDS for 976,771 shares of common stock of Medaphis, valued at approximately $41 million dollars on the acquisition's effective date of July 1, 1996.

      27. When deciding to accept Medaphis' offer of a share exchange, HSI was unaware that Medaphis' representations were false and misleading and did not know of the material facts which Mr. Brown and Medaphis had failed to disclose. As a result, HSI voted to approve the merger and exchange its shares of HDS Series F Preferred Stock for Medaphis common stock.

D.    Medaphis Reveals Its True Business Condition

      28. Following the close of the stock market on August 14,1996, Medaphis publicly announced what HSI alleges on information and belief that it had privately known:

           (a) it expected to incur an approximately $9,000,000 charge in the next fiscal quarter to restructure the operating relationships and economics of the European joint venture it had booked $12.5 millions dollars in revenue for less than six months earlier;

           (b) its core business, Medaphis Physician's Service Corp., continued to experience grave weakness, had encountered delays in the restructuring process that had begun a year earlier, and would have to incur another $11,000,000 in restructuring charges over and above the $25,000,000 taken in 1995;

           (c) because of the management weaknesses and inefficiencies in its once glittering subsidiary Imonics (which was itself carrying out the re-engineering of Medaphis'


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      core business), Medaphis was restructuring that company, including layoffs and implementation of a new business model and expected to incur an approximately $15,000,000 charge for reorganizing Imonics; and

           (d) Medaphis would no longer maintain its growth and profitability by acquiring other companies, and therefore significantly revised its 1997 earnings forecast from the analysts' consensus estimate of $1.42 per share to a range of $0.75 to $0.90 per share.

      29. In fact, even these forecasts did not reveal the true state of Medaphis' business operations and finances. On October 22, 1996, Medaphis publicly revealed that the third quarter write-offs actually taken were even larger than forecast on August 14. It had taken a $24.3 million write-off for Imonics' restructuring (compared to the previously announced $15 million) and $16.8 million relating primarily to the renegotiation of Imonics' European contract (compared to the previously announced $9 million). It further revealed that, due to improprieties at Imonics, it had restated its financial results for the year and the quarter ended December 31, 1995 to reflect a $5.1 million reduction in net income and therefore a net loss of $8.5 million for that year and $1.1 million for that quarter. In addition, it now forecast only $0.60 to $0.75 earnings per share for 1997. Capping off this debacle of mismanagement, Mr. Brown resigned as Chairman and Chief Executive Officer of Medaphis on October 31,1996, shortly after the full dissemination of this information reduced the market price of Medaphis shares to a meager $8.37.

      30. HSI alleges, on information and belief, that this information was known to Medaphis, Mr. Brown, and DOES 1 through 50 while they were negotiating the acquisition of HDS, after execution of the Merger Agreement with HDS, and at the time the Medaphis prospectus became effective and thereafter. Each of these defendants had a statutory and common-



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law obligation to reveal this information in order to make their prior representations (as described herein) neither false nor misleading.

      31. Through its ownership of a separate class of equity securities, HSI's consent was required for the transaction. Had HSI known of the true facts concerning the problems with Medaphis' business operations, as well as the apparent deficiencies of the management of Medaphis and its subsidiaries, it would have rejected the offer to exchange its HDS shares for those of Medaphis by exercising its voting power to block the transaction, and it would not have signed the affiliate letter agreeing not to sell the Medaphis stock it would receive from the transaction until after Medaphis had filed financial statements containing post-merger financial information, and would have sought to acquire HDS itself. HSI would have so acted, not only as a major investor in HDS whose holdings were likely to suffer from Medaphis' acquisition, but also as a major healthcare business with a vital interest in HDS' continued development and success of its ULTICARE(R) line of products.

                              FIRST CAUSE OF ACTION
             (Violation of Section 11 of the Securities Act of 1933)

                    (By HSI Against Medaphis and DOES 1-50)

      32. HSI realleges and incorporates by this reference the allegations contained in paragraphs 1 through 3l, supra as if fully set forth herein.

      33. HSI purchased Medaphis common stock by means of a registration statement which, when effective, contained untrue statements of fact and material omissions regarding the poor financial health of its core business operations, the pending restructuring of its European joint venture, and the large pending restructuring and reorganization charges. Medaphis, as well as



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DOES 1 through 50 who, by virtue of their position and/or relationship to
Medaphis, had knowledge of such untrue statements of fact and material omissions and access to adverse, non-public information which should have been disclosed.

      34. The conduct described above is prohibited under the Securities Act of 1933, codified at 17 U.S.C. Section 77k.

      35. HSI has been damaged by Medaphis' untrue statements of fact and material omissions in an amount not yet determined, but which is in excess of $38 million.

                             SECOND CAUSE OF ACTION
         (Violation of the Section 12(2) of the Securities Act of 1933)

                    (By HSI Against Medaphis and DOES 1-50)

      36. HSI realleges and incorporates by this reference the allegations contained in paragraphs 1 through 35, supra, as if fully set forth herein.


      37. Medaphis and DOES 1 through 50 offered and sold Medaphis common stock by means of interstate commerce, including but not limited to, interstate mail and telephone services, by means of a prospectus as well as oral communications at the June 1996 HDS shareholders meeting and in a May 1996 meeting with Dr. Hasan and HSI, which included untrue statements of fact and/or material omissions regarding the flagging health of Medaphis' core business, of its pending restructuring charges, and of problems with its European joint venture. The true material facts were not known to HSI when it voted to accept the Medaphis common stock in exchange for its HDS holdings, and, had HSI known the material facts not disclosed to it, HSI would not have voted to accept Medaphis' offer of a share exchange.


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

      38. The conduct described above is prohibited under the Securities Act of 1933, codified at 17 U.S.C. Section 771(2).

      39. HSI has been damaged by Medaphis' false statements of material facts and material omissions in an amount not yet determined, but which is in excess of $38 million.

                              THIRD CAUSE OF ACTION
             (Violation of Section 15 of the Securities Act of 1933)

                    (By HSI Against Mr. Brown and DOES 1-50)

      40. HSI realleges and incorporates by this reference the allegations contained in paragraphs 1 through 39, supra, as if fully set forth herein.

      41. The defendants herein acted as controlling persons of Medaphis within the meaning of Section I5 of the Securities Act of 1933. By reason of their position as senior officers, directors, and/or agents of Medaphis, these defendants had the power and authority to cause Medaphis to engage in the wrongful conduct complained of herein. Some or all of these defendants also indicated their power and authority over Medaphis by signing the Registration Statement (Form S-4) complained of herein.

      42.1 By reason of such wrongful conduct, defendants are jointly and severally liable, pursuant to Section 15 of the Securities Act of 1933 (codified at 17 U.S.C. Section 77o), for Medaphis' violations of Section 11 and 12(2) of the same Act as described above. As a direct and proximate result of this wrongful conduct, HSI suffered damages in connection with its purchase of Medaphis' common stock pursuant to the share exchange with HDS shareholders.

                             FOURTH CAUSE OF ACTION

                  (Violation of Cal. Corp. Code Section 25401)

                            (By HSI Against Medaphis)

      43. HSI realleges and incorporates by this reference the allegations contained in paragraphs 1 through 42, supra, as if fully set forth herein.

      44. Medaphis offered and sold its securities in this state by means of oral and written communications which included untrue statements of material fact and/or were misleading, under the circumstances in which they were made, because they omitted a material fact. Medaphis possessed knowledge that it core operations were suffering financially, that its European joint venture would have to be restructured, that it would have to take large restructuring and reorganization charges, and did not disclose these material facts to HSI. Instead Medaphis omitted these facts from its written and oral representations, thereby leaving them false and misleading in light of the circumstances in which they were made.

      45. The conduct described above is prohibited under California Corporations Code Section 25401, and HSI is granted a right of action against such conduct by Section 25501 of that Code.

      46. Had HSI known of the true facts concerning the problems with Medaphis' business operations, as well as the apparent deficiencies of the management of Medaphis and its subsidiaries, it would have rejected the offer to exchange its HDS shares for those of Medaphis by exercising its voting power to block the transaction, and it would not have signed the affiliate letter agreeing not to sell the Medaphis stock it would receive from the transaction until after Medaphis had filed financial statements containing post-merger financial information, and would have pursued its own


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

plans to acquire HDS. HSI has been damaged by its detrimental reliance on Medaphis' representations and by Medaphis' material omissions in an amount not yet determined, but which is in excess of $38 million.

                              FIFTH CAUSE OF ACTION

                  (Violation of Cal. Corp. Code Section 25402)

                    (By HSI Against Mr. Brown and DOES 1-50)

      47. HSI realleges and incorporates by this reference the allegations contained in paragraphs 1 through 46, supra, as if fully set forth herein.


      48. Mr. Brown and DOES 1-50, by virtue of their position and/or relationship to Medaphis possessed material information about Medaphis' business operations, plans, and finances which they knew would significantly affect the market price and which had not, to their knowledge, generally been available to the public. Mr. Brown and DOES 1-50 offered and sold Medaphis securities in this state despite knowing such information regarding the restructuring and reorganization charges that the company would have to reveal, the continued weakness and unprofitability of Medaphis' core businesses, and the large disparity between earnings estimates made by outside analysts and what the company was itself projecting.

      49. The conduct described above is prohibited under California Corporations Code Section 25402, and HSI is granted a right of action against such conduct by Section 25502 of that Code.

      50. Had HSI known of the true facts concerning the problems with Medaphis' business operations, as well as the apparent deficiencies of the management of Medaphis and its subsidiaries,


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

it would have rejected the offer to exchange its HDS shares for those of Medaphis by exercising its voting power to block the transaction, and it would not have signed the affiliate letter agreeing not to sell the Medaphis stock it would receive from the transaction until after Medaphis had filed financial statements containing post-merger financial information, and would have pursued its own plans to acquire HDS. HSI has been damaged by its detrimental reliance on Medaphis' representations and by Medaphis' material omissions in an amount not yet determined, but which is in excess of $38 million.

                              SIXTH CAUSE OF ACTION

                   (Fraud and Intentional Misrepresentation)

          (By HSI Against Medaphis, Mr. Brown, and DOES 1 through 50)

      51. HSI realleges and incorporates by this reference the allegations contained in paragraphs 1 through 31, supra as if fully set forth herein.

      52. On information and belief, HSI alleges that each of the representations described above was false or misleading when made by Defendants (as described above), was known to be false or misleading when made, and was made with intent to mislead and deceive HSI. The representations were made with the intent to induce HSI's reliance and to accept the offer to purchase Medaphis stock in exchange for its shares of HDS Common and Series F preferred stock.

      53. Each of the Defendants had a duty to disclose this information on the grounds that the information was material to the acquisition transaction and that the Merger Agreement and the prospectus required the disclosure of all material facts. Defendants' failure to disclose these material facts to HSI, therefore, constitutes fraud and/or negligent misrepresentation. Had HSI known of the true facts concerning the problems with Medaphis' business operations, as well as the apparent


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

deficiencies of the management of Medaphis and its subsidiaries, it would have rejected the offer to exchange its HDS shares for those of Medaphis by exercising its voting power to block the transaction, and it would not have signed the affiliate letter agreeing not to sell the Medaphis stock it would receive from the transaction until after Medaphis had filed financial statements containing post-merger financial information, and would have pursued its own plans to acquire HDS.

      54. HSI has been damaged by its detrimental reliance on Defendants' representations and by Defendants' material omissions in an amount not yet determined, but which is in excess of $38 million.

                             SEVENTH CAUSE OF ACTION

                    (Fraud and Negligent Misrepresentation)

             (By HSI Against Medaphis, Mr. Brown, and DOES 1 to 50)

      55. HSI realleges and incorporates by this reference the allegations contained in paragraphs 1 through 31, supra, as if fully set forth herein.

      56. On information and belief, HSI alleges that each of the representations described above was false or misleading when made by Defendants (as described above), was made without a reasonable basis for believing it to be true, and was made with intent to mislead and deceive HSI. The representations were made with the intent to induce HSI's reliance and to accept the offer to purchase Medaphis stock in exchange for its shares of HDS Common and Series F preferred stock.

      57. Each of the Defendants had a duty to disclose this information on the grounds that the information was material to the acquisition transaction and that the Merger Agreement and the prospectus required the disclosure of all material facts. Defendants' failure to disclose these material facts to HSI, therefore, constitutes fraud and/or negligent misrepresentation. Had HSI known of the true facts concerning the problems with Medaphis' business operations, as well as the apparent deficiencies of the management of Medaphis and its subsidiaries, it would have rejected the offer to exchange its HDS shares for those of Medaphis by exercising its voting power to block the transaction, and it would not have signed the affiliate letter agreeing not to sell the Medaphis stock it would receive from the transaction until after Medaphis had filed financial statements containing post-merger financial information, and would have pursued its own plans to acquire HDS.

      58. HSI has been damaged by its detrimental reliance on Defendants' representations and by Defendants' material omissions in an amount not yet determined, but which is in excess of $38 million.

                             EIGHTH CAUSE OF ACTION

     (Intentional Interference with Prospective Economic Advantage)

                    (By HSI Against Medaphis and Mr. Brown)

      59. HSI realleges and incorporates by this reference the allegations contained in paragraphs 1 through 31, supra, as if fully set forth herein.

      60. When Medaphis submitted its unsolicited acquisition proposal to HDS, HSI had already discussed a strategic merger with HDS which was well-received by its management and directors. HSI disclosed this intent to Medaphis and Mr. Brown during the meetings referred to herein. Such a merger represented an economically profitable business opportunity for HSI which would give HSI a leading position in the expanding field of healthcare information services and bring in-house the technology which HSI envisioned as a key to its future success.

      61. Medaphis and Mr. Brown wrongfully and intentionally interfered with this prospective business relationship by proposing to acquire HDS through a transaction financed by

Medaphis stock, rather than cash, with a market value in excess of $250 million which had been artificially inflated by Medaphis' failure to disclose the true facts concerning its financial health as alleged above. The value of this consideration, far in excess of what HSI had proposed, was made possible only through the fraudulent misrepresentations of Medaphis and Mr. Brown as detailed herein. Had the true value of Medaphis' shares been known, as reflected by the market price after its August 14 disclosures, the relationship between HSI and HDS would not have been disrupted, and HSI would have pursued its merger proposal with HDS.

      62. Defendants' wrongful conduct has actually and proximately caused HSI to suffer damages in an amount not yet determined, but which is no less than $50 million.


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                                PRAYER FOR RELIEF

     WHEREFORE, HSI prays for relief as follows:

     On the SECOND AND FOURTH CAUSES OF ACTION:

     1. For rescission of its purchase of Medaphis common stock received in exchange for its common and preferred stock of HDS;

     2. That Medaphis be ordered to hold HDS as a separate business entity and to preserve its existing management, officers, and budget and not to take further steps to effectuate the merger during the pendency of this suit;

     On the FIRST, THIRD, FIFTH, SIXTH, SEVENTH, AND EIGHTH CAUSES OF ACTION:

     1. For general damages against Medaphis, Mr. Brown, and DOES 1 through 50 according to proof;

     2. For punitive damages against Medaphis, Mr. Brown, and DOES 1 through 50 in the amount of 100,000,000;

     On ALL CAUSES OF ACTION:

     1. For the costs of suit, attorneys' fees, and pre- and post-judgment interest incurred herein; and




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     2. For all other such relief as the Court may deem just and proper.


Dated: November, 7 1996.              FRIED, FRANK, HARRIS, SHRIVER
                                      & JACOBSON
                                      STEPHEN D. ALEXANDER
                                      DAVID R. BOYKO

                                      By:/s/
                                      ---------------------------------
                                         Stephen D. Alexander Attorneys
                                         for Plaintiff HEALTH SYSTEMS
                                         INTERNATIONAL, INC.



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